Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of the
Pemberwick Fund ("Fund") was held on August 26, 2010 for the following purpose:

To change the Fund's industry concentration policy to require the Fund to concentrate its assets in the banking industry (the
"Proposal").

All Fund shareholders of record at the close of business on July 14, 2010 were entitled to attend or submit proxies. As of the record date, the Fund had 14,218,666.233 shares outstanding. At the Meeting, shareholders voted to approve the Proposal. The results of the voting for the Proposal were as follows:

For                 Against          Abstain     Broker Non-Votes
14,218,666.233        0                0               0